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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Cougar Biotechnology, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
None
(CUSIP Number)
April 3, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None	13G	Page	2	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	RA Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		505,172

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		505,172

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	505,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA

CUSIP No.	None	13G	Page	3	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Peter Kolchinsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		505,172

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		505,172

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	505,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	None	13G	Page	4	of	8

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	RA Capital Biotech Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		505,172

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		505,172

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	505,172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	9.99%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 8 Pages
Item 1.
(a)    Name of Issuer: Cougar Biotechnology, Inc. (the “Issuer”).
(b)    Address of the Issuer’s Principal Executive Offices: 10990 Wilshire Blvd, Suite 1200, Los Angeles, CA 90024.
Item 2.
(a)    Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinksy, RA Capital Management, LLC and RA Capital Biotech Fund, L.P., who are collectively referred to as the “Reporting Persons.” Mr. Kolchinsky (the “Manager”) is the managing director of RA Capital Management, LLC (“Capital”), which is the sole general partner of RA Capital Biotech Fund, L.P. (the “Fund”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
(b)    Address of Principal Business Office: The principal business office of the Reporting Persons with respect to the shares reported hereunder is 111 Huntington Avenue, Suite 610, Boston, Massachusetts 02199.
(c)    Citizenship: Capital is a Delaware limited liability company. The Fund is a Delaware limited partnership. The Manager is a U.S. citizen.
(d)    Title and Class of Securities: Common Stock, par value $0.0001 per share (“Common Stock”)
(e)    CUSIP Number: None
Item 3.    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A
Item 4.    Ownership
In the aggregate, the Reporting Persons beneficially own 505,172 of the Common Stock of the Issuer, representing approximately 9.99% of such class of securities. The number of shares which are beneficially owned by the Reporting Persons has been determined based upon the ownership of the Reporting Persons of 55,507 shares of Common Stock and the right to convert within 60 days 449,665 shares of the Issuer’s Series A Preferred Stock, par value $.0001 per share (“Series A Stock”) at a one-for-one conversion rate. The Reporting Persons also own an additional 49,900 shares of Series A Stock, however pursuant to the Certificate of Designation for the Issuer’s Series A Stock, such shares are not convertible within 60 days of the date of this filing.

Page 6 of 8 Pages
The beneficial ownership of each Reporting Person is as follows: The Fund, Capital, as the sole general partner of the Fund, and Mr. Kolchinsky as the managing director of Capital, each beneficially own 505,172 shares of the Common Stock of the Issuer representing approximately 9.99% of the class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 4,607,105 of the Common Stock of the Issuer outstanding as of the April 3, 2006, as reported in the current report of the Issuer on Form 8-K filed on April 7, 2006, regarding the Issuer’s execution of a merger agreement, plus the number of shares of Series A Stock able to be converted by the Reporting Persons within 60 days of this filing.
The Fund has the power to vote and dispose of the shares of Common Stock beneficially owned by such Fund (as described above). Capital, as the sole general partner of the Fund, has the sole authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G. The Manager, by virtue of his position as managing director of Capital, has the shared authority to vote and dispose of all of the shares of Common Stock reported in this joint statement Schedule 13G.
Item 5.     Ownership of Five Percent or Less of a Class
N/A
Item 6.    Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A
Item 8.    Identification and Classification of Members of the Group
N/A
Item 9.    Notice of Dissolution of Group
N/A
Item 10.    Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages
Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: April 13, 2006
RA CAPITAL BIOTECH FUND, L.P.
By: RA Capital Management, LLC
General Partner
By: /s/ Peter Kolchinsky
Peter Kolchinsky
Managing Director
RA CAPITAL MANAGEMENT, LLC
By: /s/ Peter Kolchinsky
Peter Kolchinsky
Managing Director
PETER KOLCHINSKY
/s/ Peter Kolchinsky
Peter Kolchinsky

Page 8 of 8 Pages
Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of April 13, 2006, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of Cougar Biotechnology, Inc. and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.
RA CAPITAL BIOTECH FUND, L.P.
By: RA Capital Management, LLC
General Partner
By: /s/ Peter Kolchinsky
Peter Kolchinsky
Managing Director
RA CAPITAL MANAGEMENT, LLC
By: /s/ Peter Kolchinsky
Peter Kolchinsky
Managing Director
PETER KOLCHINSKY
/s/ Peter Kolchinsky
Peter Kolchinsky